FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant’s name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025 and the Unaudited Interim Consolidated Financial Statements of Performance Shipping Inc. (the “Company”) for the six months ended June 30, 2025.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022, and the Company’s registration statement on Form F-3 (File No. 333-271398), filed with the SEC with an effective date of May 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: July 31, 2025	/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Performance Shipping Inc.

Unless otherwise specified herein, references to the “Company” or “we”, “us” and “our” shall include Performance Shipping Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2024  filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2025.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025

Our Operations

We have historically chartered our vessels to customers primarily pursuant to short-term and long-term time charters and on spot voyages, and also through pool arrangements. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.  Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. Under our pool arrangements, the pool manager charters our vessels, prices the charters, and is required to pay all voyage costs, including port charges, fuel and canal tolls and to collect receivables. We receive a portion of the total revenues generated by the pool, net of expenses incurred by the pool, and the amount allocated to our participating vessel, is determined in accordance with an agreed-upon formula determined by the margins allocated to our participating vessel based on her age, design and other performance characteristics. In all three types of charters, we remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs, and other miscellaneous expenses. We also pay commissions to unaffiliated shipbrokers, and to related party brokers when they are involved, for the arrangement of the relevant charter.

Factors affecting our results of operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys, including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters, and bareboat charters).

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following tables reflect our ownership days, available days, operating days, fleet utilization, TCE rate, and daily operating expenses for our total fleet, as well as a calculation for our TCE rates, for the periods indicated.

	For the six months ended June 30,
	2025	2024
Ownership days	1,169	1,274
Available days	1,169	1,274
Operating days	1,154	1,258
Fleet utilization	98.7%	98.7%
Time charter equivalent (TCE) rate	$31,521	$32,414
Daily vessel operating expenses	$7,731	$7,790

	For the six months ended June 30,
	2025	2024
	(in thousands of U.S. dollars, except for available days and TCE rate)
Voyage and time charter revenues	$39,476	$42,879
Less: voyage expenses	(2,628)	(1,584)

Time charter equivalent revenues	$36,848	$41,295

Available days	1,169	1,274
Time charter equivalent (TCE) rate	$31,521	$32,414

Voyage and Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days that our vessels operate, and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition, and specifications of our vessels;
•	levels of supply and demand in the shipping industry; and
•	other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, or through pool arrangements, generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates, although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on time and spot charters, or through pool arrangements, we mitigate our charter rates fluctuation exposure.

Currently, the vessels in our fleet are employed on time charter voyages or through pool arrangements. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Since January 1 2024, when the European Union’s Emissions Trading System (“EU ETS”) was extended to cover Carbon dioxide (“CO2”) emissions from ships over 5,000 gross tons entering EU port, our Revenues also included the value of the EUAs to be provided to us pursuant to the terms of our agreements with the charterers of our vessels and the commercial pools in which we participate.

Voyage Expenses

We incur voyage expenses that mainly include port and canal charges, bunker (fuel oil) expenses and commissions. Since January 1, 2024, our voyage expenses also include the value of our EUA obligations to the EU authorities under the EU ETS, and effective January 1, 2025 they also include expenses in connection with the Company’s compliance with the new Fuel EU Maritime Regulation. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels, while they are on the account of the charterer when vessels are time-chartered. Laid-up vessels, if any, do not incur bunkers costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.

We have paid commissions ranging from 1.25% to 6.50% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter, and to Pure Brokerage and Shipping Corp. (or “Pure Brokerage”), a related party shipbroker.  Our in-house fleet manager, Performance Shipping Management Inc., (or our “Manager”), our wholly-owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, health-related disruptions or the war in Ukraine, which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, Performance Shipping Management Inc. has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our Manager by comparing actual vessel operating expenses with the operating expense budget for each vessel.

 Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years for our tanker vessels from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel’s salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker industry.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore-related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for under our Brokerage Services Agreement with Pure Brokerage. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations.

Gain / Loss on Sale of Vessels

Depending on market conditions and as we gradually replace our fleet with younger vessels, we dispose from time to time certain of our vessels. At the time of the sale, we incur a gain or loss which is the difference between the sale proceeds and the vessel’s carrying amount, plus any unamortized dry-dock costs, less costs to sell. For June 30, 2025 we incurred a gain on the sale of the vessel P. Yanbu amounting to $19.5 million.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of June 30, 2025, our aggregate outstanding debt, amounted to $43.9 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Interest Income

Interest earned on cash and cash equivalents and restricted cash constitutes our interest income, which is separately presented in the interim unaudited consolidated statement of operations.

The following table presents interim unaudited results of operations for the six month periods ended June 30, 2025 and 2024. This information was derived from the interim unaudited financial statements of operations for the respective periods.

Results of Operations	For the Six Months Ended June 30,
	2025	2024	Varation	% change
	in millions of U.S. dollars
Revenue	39.5	42.9	(3.4)	(8%)
Voyage expenses	(2.6)	(1.6)	(1.0)	63%
Vessel operating expenses	(9.0)	(9.9)	0.9	(9%)
Depreciation and amortization of deferred charges	(6.5)	(6.6)	0.1	(2%)
General and administrative expenses	(3.9)	(3.7)	(0.2)	5%
Gain on vessel’s sale	19.5	0.0	19.5	-
Provision / (Reversal) for credit losses	0.0	0.0	0.0	-
Foreign currency losses	(0.1)	0.0	(0.1)	-
Interest and finance costs	(0.1)	(1.1)	1.0	(91%)
Interest income	1.7	1.6	0.1	6%
Changes in fair value of warrants’ liability	0.0	0.0	0.0	-
Net income	38.5	21.6	16.9	78%

For the six months ended June 30, 2025, compared to the six months ended June 30, 2024

Net income for the six months ended June 30, 2025, amounted to $38.5 million, compared to net income of $21.6 million for the same period in 2024. The net income for the six months ended June 30, 2025 was affected by the gain on vessel’s sale of $19.5 million in connection with the disposal of the vessel P. Yanbu in March 2025, despite the decreased revenues by $3.4 million that we generated during the period ended June 30, 2025 compared to similar period in 2024, as a result of the decrease in the fleet’s ownership days after the sale of the P. Yanbu.

Revenue for the six months ended June 30, 2025, amounted to $39.5 million, compared to $42.9 million for the same period in 2024. The decrease in revenues is mainly attributable to the decreased time-charter equivalent rates (TCE rates), which were $31,521 in the six months ended June 30, 2025, as compared to $32,414 in the comparative period. The decreased TCE rates was a combined result of the softer tanker charter rate environment achieved during the six months ended June 30, 2025, and increased voyage expenses as a consequence of the employment of certain of our vessels in spot voyages during 2025.

Voyage Expenses for the six months ended June 30, 2025, amounted to $2.6 million, compared to $1.6 million for the same period in 2024. Voyage expenses of our tanker vessels mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers, and also include expenses in connection under the EU ETS and the Fuel EU Maritime Regulation. The increase of the voyage expenses was mainly attributable to the increase of spot charters and the decrease of pool charters and time-charter voyages during the six months ended June 30, 2025.

Vessel Operating Expenses for the six months ended June 30, 2025, amounted to $9.0 million, compared to $9.9 million for the same period of 2024 and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and other miscellaneous expenses. The decrease in vessel operating expenses was mainly attributable to the decrease in the average number of tanker vessels owned by us, after the disposal of the vessel P. Yanbu in March 2025, and the slight decrease in the daily operating expenses of our tanker vessels. The daily operating expenses mainly decreased due to slightly decreased daily stores, spares and repairs - maintenance costs.

Depreciation and amortization of deferred charges for the six months ended June 30, 2025, amounted to $6.5 million, compared to $6.6 million for the same period in 2024, and represents the depreciation and amortization expense of our tanker vessels. The decrease of $0.1 million was attributable to the decrease in depreciation, due to the decrease in our fleet.

General and administrative expenses for the six months ended June 30, 2025, amounted to $3.9 million, compared to $3.7 million for the same period in 2024, and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, legal fees and audit fees. The increase was mainly attributable to increased payroll costs, partially counterbalanced by a decrease in legal costs.

Gain on Vessel’s Sale during the six-months ended June 30, 2025 amounted to $19.5 million, and related to the sale of the vessel P. Yanbu; during the six months ended June 30, 2024 there were no vessels’ disposals.

Interest and Finance Costs were $0.1 million for the period ended June 30, 2025, compared to $1.1 million for the same period in 2024. Interest and finance costs include the interest expense on our bank loans, and imputed interest capitalized for our four newbuilding vessels. The decrease is attributable to the decrease of our average debt and to the decreased average interest rates for our outstanding loan facilities, which were 7.52% for the first six months of 2024, compared to 5.57% in the first six months of 2025.

Interest Income was $1.7 million for the period ended June 30, 2025, compared to $1.6 million for the same period in 2024. The amount relates solely to interest earned from time deposits. The increase mainly derived from the increase in the amount of time deposits in the first six months period June 30, 2025, in comparison with the same period in prior year, as a result of the increase of our average cash and cash equivalents balances.

Impact of Inflation and Interest Rate Increases

We see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global price pressures in the wake of the war in Ukraine and political unrest and conflicts in the Middle East causing increasing energy and commodity prices, which continue to have a moderate effect on our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates, may result in a higher cost of capital for our business.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, and long- and medium-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, construction of newbuildings, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans, and payments of dividends. At times when we are not restricted by our lenders from acquiring additional vessels, we will require capital to fund vessel acquisitions and debt service.

As of June 30, 2025, and December 31, 2024, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $88.4 million and $63.8 million, respectively. We expect that we will fund our operations with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements’ issuance.

Cash Flow

As of June 30, 2025, cash and cash equivalents (including restricted cash of $1.0 million) amounted to $96.8 million, compared to $71.3 million (including restricted cash of $1.0 million) as of December 31, 2024. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the six-month period ended June 30, 2025, amounted to $26.8 million, compared to $31.7 million used in operating activities for the six-month period ended June 30, 2024. The decrease in net cash provided by operating activities was mainly attributable to decreased revenues, as a result of decreased ownership days and of the increase in the working capital outflow.

Net Cash Provided By / (Used In) Investing Activities

Net cash provided by investing activities in the six months ended June 30, 2025 was $3.3 million, and net cash used in investing activities in the six months ended June 30, 2024 was $32.7 million. The variance is mainly attributable to the $37.0 million collected from the sale of the vessel P. Yanbu in the six months ended June 30, 2025. Also, in the six months ended June 30, 2025 and 2024, we made payments for our newbuilding vessels of $33.6 million and $32.7 million.

Net Cash Used In Financing Activities

Net cash used in financing activities in the six months ended June 30, 2025 was $4.7 million and consists of loan repayments of $3.8 million and cash dividends on Series B and C preferred shares of $0.9 million.

Net cash used in financing activities in the six months ended June 30, 2024 was $4.5 million and consists of loan repayments of $3.8 million and cash dividends on Series B and C preferred shares of $0.9 million, partially counterbalanced by the proceeds from warrants’ exercise of $0.2 million.

Capital Expenditures

Our future capital expenditures relate to the purchase of tanker vessels, vessels under construction and vessel upgrades. We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.

Recent Developments

On July 2, 2025, we announced that we have successfully placed $100.0 million of bonds in the Nordic bond market. An application will be made for the bonds to be listed on the Oslo Stock Exchange. The new bonds are due to mature in July 2029 and will pay a fixed coupon of 9.875% per annum, payable semi-annually in arrears and were priced at 97% of par. The bonds are secured in part by first priority mortgages over our two oldest tanker vessels, the P. Monterey and the P. Sophia. The offering closed on July 17, 2025, and we received net proceeds of $94.7 million which shall be used for tanker acquisitions or bond repurchases. In case any collateral vessel is sold (including the P. Sophia for which a potential sale agreement was signed in April 2025 ), then we, at our discretion, can either keep the sale proceeds in a re-investment account within contractually specified period of time, for the sole purpose of buying additional tanker vessels on which security will be granted, or to repay with the sale proceeds similar part of the bond. The bond agreement also includes customary informational and financial covenants and requires a minimum cash liquidity at all times during the bond period. We are permitted to make dividend distributions, provided that no events of default exist, and up to a certain percentage of our net profits.

On July 23, 2025, we, through our subsidiaries Garu Shipping Company Inc. and Arbar Shipping Company Inc., signed a new loan agreement with Alpha Bank for an aggregate amount of $29.8 million with the purpose of refinancing the existing indebtedness with the lenders. The new loan agreement extends the maturity of the loan to five years from drawing, reduces the applicable margin to 1.90% and includes financial and informational covenants similar to the two previously existing loan agreements with Alpha Bank. On July 24, 2025, we drew down in full the amount of $29.8 million and repaid an equal amount in respect of the indebtedness of the old loan agreements with Alpha Bank, which were consequently terminated.

On July 29, 2025, we took delivery of our newbuilding vessel Hull 1515, which was renamed P. Massport, and we paid the last installment to the shipyard, along with extra costs, amounting to $35.0 million. On the same time, as part of a previously signed sale and lease back agreement with an unaffiliated Japanese third party, we delivered the vessel to the new buyers collecting the financing amount of $44.3 million and chartered back the vessel for eight years on a bareboat basis. We have continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter, and in case we do not exercise our call option by the end of the eighth year, then the owners can exercise their put option according to which we will be obliged to purchase the vessel.

PERFORMANCE SHIPPING INC.

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at June 30, 2025 and December 31, 2024
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	June 30, 2025	December 31, 2024
CURRENT ASSETS:
Cash and cash equivalents	$95,783	$70,314
Accounts receivable, net (Note 3)	3,570	5,810
Inventories	686	549
EU allowances (Note 3)	797	-
Prepaid expenses and other assets	1,389	1,979
Total current assets	102,225	78,652

FIXED ASSETS:
Advances for vessels under construction and other vessels’ costs (Note 5)	92,301	58,468
Vessels, net (Note 6)	166,090	189,577
Property and equipment, net	27	34
Total fixed assets	258,418	248,079

NON-CURRENT ASSETS:
Restricted cash, non-current (Note 7)	1,000	1,000
Right of use asset under operating leases	12	50
Deferred charges, net	1,919	2,386
Other non-current assets	226	226
Total non-current assets	3,157	3,662
Total assets	$363,800	$330,393

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred fin. costs (Note 7)	$7,452	$7,443
Accounts payable, trade and other	2,792	2,214
Due to related parties (Note 4)	220	615
Accrued liabilities	1,696	2,820
Deferred revenue (Note 3)	868	930
Lease liabilities, current	12	50
EU allowances liability (Note 3)	775	789
Total current liabilities	13,815	14,861

LONG-TERM LIABILITIES:
Long-term bank debt, net of unamortized deferred financing costs (Note 7)	36,287	40,016
Other liabilities, non-current	409	246
EU allowances liability, non-current (Note 3)	435	-
Commitments and contingencies (Note 8)	-	-
Fair value of warrants’ liability (Note 9)	25	27
Total long-term liabilities	37,156	40,289

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 50,726 and 50,726 Series B, and 1,423,912 and 1,423,912 Series C issued and outstanding as at June 30, 2025 and December 31, 2024, respectively (Note 9)	15	15
Common stock, $0.01 par value; 500,000,000 shares authorized; 12,432,158 and 12,432,158 issued and outstanding as at June 30, 2025 and December 31, 2024, respectively (Note 9)	124	124
Additional paid-in capital (Note 9)	534,269	534,269
Other comprehensive income	53	53
Accumulated deficit	(221,632)	(259,218)
Total stockholders’ equity	312,829	275,243
Total liabilities and stockholders’ equity	$363,800	$330,393

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Operations
For the six months ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2025	2024
REVENUE:
Revenue (Note 3)	$39,476	$42,879

EXPENSES:
Voyage expenses	2,628	1,584
Vessel operating expenses	9,037	9,924
Depreciation and amortization of deferred charges (Note 6)	6,475	6,600
General and administrative expenses (Notes 4, 8 and 9)	3,856	3,703
Gain on vessel’s sale (Note 6)	(19,456)	-
Provision / (Reversal) for credit losses (Note 3)	27	(7)
Foreign currency losses	69	10
Operating income	$36,840	$21,065

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 4, 5, 7 and 9)	(78)	(1,108)
Interest income	1,737	1,649
Changes in fair value of warrants’ liability (Note 9)	2	10
Total other income, net	$1,661	$551

Net income	$38,501	$21,616

Dividends on preferred stock (Note 10)	(915)	(917)

Net income attributable to common stockholders	$37,586	$20,699

Earnings per common share, basic (Note 10)	$3.02	$1.68

Earnings per common share, diluted (Note 10)	$1.00	$0.55

Weighted average number of common shares, basic (Note 10)	12,432,158	12,297,945

Weighted average number of common shares, diluted (Note 10)	38,667,584	39,215,897

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Comprehensive Income
For the six months ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars)

	2025	2024

Net income	$38,501	$21,616
Comprehensive income	$38,501	$21,616

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Stockholders’ Equity
For the six months ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock			Additional	Other
	# of	Par	# of	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	B Shares	C Shares	Value	Capital	Income	Deficit	Total
Balance, December 31, 2023	12,279,676	$123	50,726	1,428,372	$15	$534,112	$49	$(301,115)	$233,184
- Net income	-	-	-	-	-	-	-	21,616	21,616
- Exercise of Series B warrants (Note 9)	70,000	1	-	-	-	156	-	-	157
- Series C preferred shares converted to common shares (Note 9)	82,482	-	-	(4,460)	-	-	-	-	-
- Dividends declared and paid on Series B preferred shares (at $0.50 per share)	-	-	-	-	-	-	-	(26)	(26)
- Dividends declared and paid on Series C preferred shares (at $0.625 per share) (Note 10)	-	-	-	-	-	-	-	(891)	(891)
Balance, June 30, 2024	12,432,158	$124	50,726	1,423,912	$15	$534,268	$49	$(280,416)	$254,040

Balance, December 31, 2024	12,432,158	$124	50,726	1,423,912	$15	$534,269	$53	$(259,218)	$275,243
- Net income	-	-	-	-	-	-	-	38,501	38,501
- Dividends declared on Series B preferred shares (at $0.50 per share) (Note 9)	-	-	-	-	-	-	-	(26)	(26)
- Dividends declared on Series C preferred shares (at $0.625 per share) (Note 9)	-	-	-	-	-	-	-	(889)	(889)
Balance, June 30, 2025	12,432,158	$124	50,726	1,423,912	$15	$534,269	$53	$(221,632)	$312,829

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars)

	2025	2024
Cash Flows provided by Operating Activities:
Net income	$38,501	$21,616
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges (Note 6)	6,475	6,600
Amortization of deferred financing costs	47	55
Changes in fair value of warrants’ liability	(2)	(10)
Gain on vessel’s sale	(19,456)	-
(Increase) / Decrease in:
Accounts receivable	1,950	4,200
Inventories	(137)	1,601
EU allowances	(86)	-
Prepaid expenses and other assets	589	541
Right of use asset under operating leases	38	40
Increase / (Decrease) in:
Accounts payable, trade and other	446	(2,280)
Due to related parties	(395)	311
Accrued liabilities	(1,186)	(1,243)
Deferred revenue	(62)	-
Other liabilities, non-current	163	302
Lease liabilities under operating leases	(38)	(40)
Net Cash provided by Operating Activities	$26,847	$31,693
Cash Flows provided by / (used in) Investing Activities:
Advances for vessels under construction and other vessel costs (Note 5)	(33,639)	(32,685)
Proceeds from sale of vessels, net of expenses	36,948	-
Property and equipment additions	(6)	(5)
Net Cash provided by / (used in) Investing Activities	$3,303	$(32,690)
Cash Flows used in Financing Activities:
Repayments of long-term bank debt (Note 7)	(3,766)	(3,766)
Proceeds from exercise of Series B warrants	-	157
Cash dividends (Note 10)	(915)	(917)
Net Cash used in Financing Activities	$(4,681)	$(4,526)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	$25,469	$(5,523)
Cash, cash equivalents and restricted cash at beginning of the period	$71,314	$68,267
Cash, cash equivalents and restricted cash at end of the period	$96,783	$62,744
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the period	$95,783	$61,744
Restricted cash at the end of the period	1,000	1,000
Cash, cash equivalents and restricted cash at the end of the period	$96,783	$62,744
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing activities	$(194)	$-
Interest payments, net of capitalized amounts	$1,339	$1,879

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

1.	General Information

Company’s identity

The accompanying unaudited interim consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.”, which was effected on February 25, 2019.  The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “PSHG”.

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020. The Company operates its fleet through Performance Shipping Management Inc. (ex “Unitized Ocean Transport Limited”, or the “Manager”), a wholly-owned subsidiary. The fees payable to Performance Shipping Management Inc. are eliminated in consolidation as intercompany transactions.

Financial Statements’ presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2025 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.
The consolidated balance sheet as of December 31, 2024 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Other matters

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties could adversely affect the Company’s results of operations, financial condition, and ability to pay dividends. Additionally, fluctuations in spot charter rates for Aframax tankers may also impact the Company’s revenues. The world economy continues to face actual and potential challenges, including tariffs, trade wars, global public health threats, the outbreak or resurgence of pandemics and epidemics, the Russia-Ukraine and Israel-Hamas wars, the conflict between Israel and Hezbollah, tensions in and around the Red Sea and between Russia and NATO, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, conflict between Israel and Iran, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea and other regions, tensions between Israel and Iran, and tensions between the U.S. and China, the U.S. and Panama and the U.S. and the European Union and NATO members. Currently, neither the Company’s contracts nor its financial results have been adversely affected by these challenges and conflicts. However, it is possible that third parties with whom the Company has or will have future contracts may be impacted. The uncertainty surrounding the duration, breadth and global impact of these conditions may adversely affect the Company’s business, financial condition, results of operation, and cash flows. The Company also monitors inflation in the United States, Eurozone, and other regions, which may be impacted by global geo-political conditions and the likely shift in policy following numerous elections around the world. Additionally, the company monitors changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries. These pressures affect energy and commodity prices, which may impact the Company’s operating expenses or increase cost of capital for the Company. Furthermore, the intensity, duration and economic impact of the Israel-Hamas war and ongoing Houthi attacks on shipping in the Red Sea is uncertain. Sustained conflicts could decrease worldwide demand for certain goods, adversely affecting shipping and making the long-term net impact on the tanker freight market and the Company’s business difficult to predict with any degree of accuracy.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements

A discussion of the Company’s significant accounting policies and the recent accounting pronouncements can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 16, 2025.

The Company has determined that it operates under one reportable segment, that of operating tanker vessels, and the assets of such segment are presented under the caption Total assets in the accompanying consolidated balance sheets. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements.

There have been no material changes to these policies or pronouncements during the six months ended June 30, 2025, except as discussed in Note 3 below for EU Allowances.

3.	Revenue, Accounts Receivable, net, Deferred Revenue and EU Allowances

The Company’s tanker vessels are employed under various types of charters and accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

Below are presented, per type of charter, the Company’s revenues for the six months ended June 30, 2025 and 2024, and also the balance of Accounts receivable, net, for the six months ended June 30, 2025 and December 31, 2024.

	For the six months ended June 30,
Charter type	2025	2024
Time charters	$31,978	$28,405
Pool arrangements	5,131	14,474
Voyage charters	2,367	-
Total Revenue	$39,476	$42,879

	As of June 30,	As of December 31,
Charter type	2025	2024
Time charters	$2,295	$2,063
Pool arrangements	1,126	2,845
Voyage charters	149	902
Total Acc. Receivable, net	$3,570	$5,810

Contract assets included in the receivable balances from spot voyages amounted to $nil and $nil for June 30, 2025 and December 31, 2024, respectively.

Moreover, the charterers that accounted for more than 10% of the Company’s revenue for the six months ended June 30, 2025 and 2024, are presented below:

Charterer	2025	2024
A	19%	14%
B	16%	26%
C	17%	16%
D	16%	-
E	12%	-
F	12%	34%

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $3,369 and to $3,235 as of June 30, 2025 and 2024, respectively. The Company recognized allowance for doubtful accounts deriving from the collectability assessment, as direct deduction to lease income, which for the six months ended June 30, 2025 and 2024, amounted to $131 and $234, respectively.

As of June 30, 2025 and December 31, 2024, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables, and allowances for doubtful accounts, were in aggregate $158 and $131, respectively, and is included in Accounts receivable, net in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

For the six months ended June 30, 2025 and 2024, the Provision / (Reversal) for credit losses in the accompanying unaudited interim consolidated statements of operations includes changes in the provision of estimated losses of $27 and $(7), respectively. No allowance was recorded on insurance claims as of June 30, 2025 and December 31, 2024, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

Deferred Revenue relates solely to cash received up-front from the Company’s time-charter contracts and as of June 30, 2025 and December 31, 2024, it amounted to $868 and $930 respectively and is separately presented in the accompanying consolidated balance sheets.

Moreover, commencing January 1, 2024, the European Union’s Emissions Trading System (“EU ETS”) was extended to cover Carbon dioxide (“CO2”) emissions from ships over 5,000 gross tons entering EU ports. The EU ETS covers (a) 50% of emissions from voyages either starting in or ending in an EU port, and (b) 100% of emissions from voyages between two EU ports or emissions generated while a ship is within an EU port. Shipping companies will have to surrender EU ETS emissions allowances (“EUA”) for each ton of reported CO2 emissions in the scope of the EU ETS. EUAs relating to 2024 and 2025 emissions are required to be surrendered to the EU authorities in September 2025 and September 2026, respectively. The EUAs obligations are measured at the estimated cost of purchasing credits from the EUA market, based on the voyage completion date. The value of the EUAs to be provided to the Company pursuant to the terms of its agreements with the charterers of its vessels and the commercial pools in which it participates is included in Revenues in the accompanying unaudited interim consolidated statements of operations. The value of the EUA obligations incurred by the Company under the EU ETS is included in Voyage expenses, in the accompanying unaudited interim consolidated statements of operations. EUA obligations not reimbursable from charterers are revalued using market prices from an EUA index.  EUAs held by the Company are intended to be used to settle its EUA obligations and are accounted for as intangible assets.

As of June 30, 2025 and December 31, 2024, the value of the EUAs the Company was obligated to surrender to the EU authorities amounted to $1,210 and $789, respectively, and are shown as EU allowances liability, current, and EU allowances liability, non-current, in the accompanying consolidated balance sheets. The amounts of $486 and $762, were reimbursable from charterers and are included in Accounts receivable, net in the accompanying consolidated balance sheets as of June 30, 2025 and December 31, 2024, respectively. EUAs amounted to $797 have been purchased or received from charterers and included in EU allowances in the accompanying consolidated balance sheets as of June 30, 2025. The Company did not hold any EUAs as of December 31, 2024.

For the six months ended June 30, 2025 and 2024, the value of EUAs included in Revenues amounted to $435 and $284, respectively. For the six months ended June 30, 2025 and 2024, the value of EUAs included in voyage expenses amounted to $422 and $284, respectively.

4.	Transactions with Related Parties

Pure Brokerage and Shipping Corp. (“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Chairperson of the Board and controlling shareholder Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Shipbroking may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross revenue of the tanker vessels, depending on the respective charter parties’ terms.

For the six months ended June 30, 2025 and 2024, commissions to Pure Brokerage amounted to $480 and $532, respectively, and are included in Voyage expenses in the accompanying unaudited interim consolidated statements of operations. Also, for the six months ended June 30, 2025 and 2024, brokerage fees to Pure Brokerage amounted to $172 and $160, respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2025 and December 31, 2024 an amount of $100 and $485 respectively, was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying consolidated balance sheets.

Mango Shipping Corp (“Mango”):

The Company’s Series C Preferred stock (Note 9) is entitled to an annual dividend of 5.00% and part of this stock is held by Aliki Paliou, through Mango, and by Andreas Michalopoulos, the Company’s Chief Executive Officer. As of June 30, 2025 and December 31, 2024, Mango held 1,314,792 Series C preferred shares, and Andreas Michalopoulos held 56,342 Series C preferred shares. For the six months ended June 30, 2025 and 2024, dividends declared and paid to Mango on its Series C preferred shares amounted $822 and $822 respectively (or $0.625 per each Series C preferred share). On June 30, 2025, and December 31, 2024, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $68 and $68, respectively. For the details of the terms of the Series C preferred stock, please refer to Note 9.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
5.	Advances for Vessels Under Construction and Other Vessels’ Costs

From March 2023 to April 2024, the Company, through its newly established subsidiaries named Nakaza Shipping Company Inc., Sri Lanka Shipping Company Inc., Guadeloupe Shipping Company Inc., and Saint Barth Shipping Company Inc. entered into four shipbuilding contracts with Chinese shipyards for the construction of three product/crude oil tankers of approximately 114,000 dwt each, and one product oil/chemical tanker of approximately 75,000 dwt. The newbuildings (named H1515, H1596, H1597 and H1624) have gross contract prices of $63,250, $64,845, $64,845 and $56,533, respectively, and the Company expects to take delivery of them gradually from the third quarter 2025 to the first quarter 2027. The shipbuilding contracts provide that the purchase price of each newbuilding will be paid in five installments, each falling at the contract signing, steel cutting, keel laying, launching, and at the delivery of each vessel.

Through December 31, 2024, the Company has paid, according to the terms of the shipbuilding contracts, the first installments for the four Hulls H1515, H1596, H1597 and H1624, and the second installment for the Hulls H1515 and H1596, being $50,231 in aggregate, which were capitalized in Advances for Vessels Under Construction and Other Vessels’ Costs in the accompanying consolidated balance sheet of December 31, 2024, along with interest amounting to $2,975 and other paid costs of $5,264 relating to the four hulls. During the six months ended June 30, 2025,  the Company further paid the third and fourth installments for each of H1515 and H1596, and the second installment for H1597, being $32,103 in aggregate, which were capitalized in Advances for Vessels Under Construction and Other Vessels’ Costs in the accompanying consolidated balance sheet of June 30, 2025, along with interest amounting to $1,282 and other paid costs of $448 relating to the four hulls.

	June 30, 2025	December 31, 2024
Pre-delivery installments	$82,333	$50,230
Capitalized costs	9,968	8,238
Total	$92,301	$58,468

6.	Vessels, net

Vessels’ Disposals

In February 2025, the Company, through its subsidiary Arno Shipping Company Inc., entered into a memorandum of agreement to sell the Aframax tanker vessel “P. Yanbu” to an unrelated party for an aggregate gross price of $39,000. The vessel was delivered to her new owners in March 2025, and the Company received the sale proceeds in accordance with the terms of the contract. For the six months ended June 30, 2025, the gain on sale of vessel, net of direct to sale expenses, amounted to $19,456 and is reflected in Gain on vessel’s sale in the accompanying unaudited interim consolidated statement of operations.

On April 7, 2025, the Company announced that it has entered through its wholly-owned subsidiary Maloelap Shipping Company Inc., into a forward sale and exclusivity agreement with an unaffiliated third party, based on which the buyers are granted exclusive rights to submit a bid for the conversion of the vessel “P. Sophia”, in an auction for the provision of a Floating Production Storage and Offloading (FPSO) vessel for charter to a national oil company (the “Offshore Project”).  If the buyer is awarded the Offshore Project by the expiration of the auction on April 5, 2026, the buyer will purchase the “P. Sophia”, for a gross sale price of $36,050. Additionally, if the vessel is delivered to the buyer on or before September 30, 2025, the gross sale price will be increased by $1,000. During the exclusivity period, the Company may freely operate the vessel but is restricted from selling it to any other party until the conclusion of the Offshore Project auction in April 2026. Also, the Buyers commit to put forward the vessel “P. Sophia” (and no other vessels) in their bid for the Project and not to enter directly or indirectly into any agreement relating to the purchase of any vessel (other than the vessel) in connection with the Project. In the event the Potential Buyers breach any of these terms, the Potential Buyers shall pay to the Potential Sellers fifty percent (50%) of the Purchase Price. The Company assessed the criteria of ASC 360 for assets held for sale, and concluded that the held for sale criteria were not met as of June 30, 2025.

The amounts of Vessels, net, in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2024	$228,389	$(38,812)	$189,577
- Vessel’s disposals	(22,144)	4,651	(17,493)
- Depreciation	-	(5,994)	(5,994)
Balance, June 30, 2025	$206,245	$(40,155)	$166,090

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

7.	Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	June 30, 2025	Current	Non-current	December 31, 2024	Current	Non-current

Nordea Bank secured term loan	$14,166	$3,333	$10,833	$15,833	$3,333	$12,500
Alpha Bank secured term loans	29,750	4,200	25,550	31,850	4,200	27,650
less unamortized deferred financing costs	(177)	(81)	(96)	(224)	(90)	(134)
Total debt, net of deferred financing costs	$43,739	$7,452	$36,287	$47,459	$7,443	$40,016

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into various long-term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. All loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment. The Company’s loans bear variable interest at SOFR plus a fixed margin, which during the six months ended June 30, 2025 ranged from 0.65% to 2.60%. The loan maturities fall due from November 2027 to August 2028, and at each utilization date, arrangement fees ranging from 0.50% to 1.00% were paid. As of June 30, 2025, the term loans were collateralized by four of the Company’s tanker vessels, whose aggregate net book value was $113,496.

Nordea Bank Abp, Filial i Norge (“Nordea Bank”)

On August 4, 2023, the Company refinanced the existing outstanding loan of the amount of $17,859 with Nordea Bank which was initially entered to partially finance the acquisition of the vessels “Blue Moon” and “Briolette”, with a revolving credit in an aggregate amount not exceeding $20,000 at any one time. As such, the Company drew down an amount of $2,141. The new loan has a duration of 5 years from the signing date of the agreement. The Company followed the applicable guidance of ASC 470 and concluded that the specific loan should be treated as a term loan, however, if a prepayment occurs during the life of the facility, then the accounting guidance for revolving credit facilities would apply.

Alpha Bank S.A (“Alpha Bank”)

In November 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Aliki” signed a loan agreement with Alpha Bank, to support the acquisition of the vessel by providing a secured term loan of up to $18,250. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in November 2022.

Furthermore, in December 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Long Beach” signed a loan agreement with Alpha Bank S.A, to support the acquisition of the vessel by providing a secured term loan of up to $22,000. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in December 2022.

In April 2024, the Company agreed with Alpha Bank to amend the interest rate clauses of the two loan agreements discussed above. The Company can, at its option, place in collateral accounts amounts equal, or less, to each outstanding loan principal for the benefit of lowering the margin of the loans from 2.35% and 2.60% to 0.65%. The amounts placed in the collateral accounts are not legally restricted as long as the Company has not received from the lenders any notice for an event of default, and may, at the Company’s option, be withdrawn from the respective collateral accounts on the last day of an interest period with prior written notice to the Lender. Upon such withdrawal, the initial margin (2.35% for the “P. Long Beach” loan, and 2.60% for the “P. Aliki” loan) shall reinstate on such part of the loan. Accordingly, as of June 30, 2025 and December 31, 2024, the Company had placed in Alpha Bank’s collateral accounts the aggregate amount of $29,750 and $31,850, respectively, being equal to the loans’ outstanding principal amounts, and these cash amounts are included in Cash and cash equivalents in the accompanying consolidated balance sheets.

Subsequent to the balance sheet date, the Company refinanced the existing two loan facilities with Alpha Bank (Note 12).

All loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of certain length of time, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at June 30, 2025 and December 31, 2024, the maximum compensating cash balance required under the Company’s loan agreements amounted to $9,500 and $10,000, respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. Also, as at June 30, 2025 and December 31, 2024, the restricted cash, being pledged deposits, required under the Company’s loan agreements amounted to $1,000 and $1,000, respectively, and is included in Restricted cash, non-current in the accompanying consolidated balance sheets. As at June 30, 2025 and December 31, 2024, the Company was in compliance with all of its loan covenants.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

The weighted average interest rate of the Company’s bank loans for the six months ended June 30, 2025 and 2024 was 5.57% and 7.52%, respectively.

For the six months ended June 30, 2025 and 2024, interest expense on long-term bank debt amounted to $1,282 and $2,027 and is included in Interest and finance costs in the accompanying unaudited interim consolidated statement of operations. Accrued interest on bank debt as of June 30, 2025 and December 31, 2024, amounted to $322 and $380, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

As at June 30, 2025, the maturities of the drawn portions of the debt facilities described above, excluding the refinance with Alpha Bank discussed in Note 12, are as follows:

Principal Repayment
Year 1	$7,533
Year 2	7,533
Year 3	24,683
Year 4	4,167
Total	$43,916

8.	Commitments and Contingencies

(a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any claims or contingent liabilities, which should be disclosed, or for which a provision should be established and has not in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association (“P&I Association”) in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b) As of June 30, 2025, the Company has entered into four shipbuilding contracts for the construction of four product/crude oil tankers (Note 5). As of June 30, 2025, the remaining aggregate instalments under the contracts for the construction of Hulls H1515, H1596, H1597 and H1624 amount to $167,139.

(c) As of June 30, 2025, part of the Company’s fleet was operating under time-charters. The minimum contractual annual charter revenues, net of related commissions to third parties (including related parties), to be generated from the existing as of June 30, 2025, non-cancelable time charter contract for the operating fleet are estimated at $32,008 until June 30, 2026, and at $2,348 until June 30, 2027.

(d) The Company, its Chief Executive Officer, Chairperson of the Board, five former directors of the Company, and two entities affiliated with the Company’s Chief Executive Officer and Chairperson of the Board were named as defendants in a lawsuit commenced on October 27, 2023 in New York State Supreme Court, County of New York, by the attorneys of a purported shareholder of the Company, Sphinx Investment Corp., the plaintiff. The complaint alleged, among other things, violations of fiduciary duties by the named defendants in connection with an exchange offer commenced by the Company in December 2021.  The plaintiff purported to seek, among other things, a declaration that the Series C Preferred Shares held by the defendants are void and not entitled to vote; an order cancelling such Series C Preferred Shares, or, in the alternative, an order requiring the Company to issue additional Series C Preferred Shares to non-defendant common stockholders to put them in the same economic, voting, governance and other position as they would have been in had the Series C Preferred Shares issued to the defendants not been issued; and unspecified damages in an amount, if any, to be proven at trial. In January 2024, the defendants filed motions to dismiss the lawsuit. In August 2024, the Supreme Court of the State of New York granted the Company’s motions to dismiss the lawsuit, on the basis that New York lacked personal jurisdiction over the defendants. Subsequently, in August 2024, Sphinx initiated legal proceedings in the High Court of the Republic of the Marshall Islands against the same defendants that had been named in the New York lawsuit. The complaint filed in the High Court of the Republic of the Marshall Islands is substantially similar to the complaint previously filed in New York. The defendants filed motions to dismiss the complaint in the High Court of the Republic of the Marshall Islands. The parties have completed briefing on those motions to dismiss.  The Company, although it cannot predict its outcome, believes that the lawsuit is entirely without merit and will vigorously defend against the lawsuit.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
9.     Changes in Capital Accounts

(a) Company’s Preferred Stock: As of June 30, 2025 and December 31, 2024, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A Preferred Shares, 1,200,000 have been designated Series B Preferred Shares, and 1,587,314 have been designated as Series C Preferred Shares.

As of June 30, 2025, and December 31, 2024, 50,726 Series B preferred shares (of liquidation preference $1,268) and 1,423,912 Series C Preferred Shares (of liquidation preference $35,598), were issued and outstanding. As of June 30, 2025, and December 31, 2024, Aliki Paliou held through Mango (Note 4) 1,314,792 Series C Preferred Shares and nil Series B Preferred Shares, and Andreas Michalopoulos held 56,342 Series C Preferred Shares and nil Series B Preferred Shares.

The material terms of the Series B Preferred Shares are as follows: 1) Dividends: The Company pays a 4.00% annual dividend on the Series B Preferred Shares, on a quarterly basis, either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date; 2) Voting Rights: Each Series B Preferred Share has no voting rights; 3) Conversion Rights: Each Series B Preferred Share was convertible at the option of the holder during the applicable conversion period, which expired on March 15, 2023, and for additional cash consideration of $7.50 per converted Series B Preferred Share, into two Series C Preferred Shares (see description below); 4) Liquidation: Each Series B Preferred Share has a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series B Preferred Shares are not subject to mandatory redemption or to any sinking fund requirements, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. Also, upon the occurrence of a liquidation event, holders of Series B Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: Finally, the Series B Preferred Shares rank senior to common shares with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company.

The material terms of the Series C Preferred Shares are as follows: 1) Dividends: Dividends on each Series C Preferred Share shall be cumulative and shall accrue at a rate equal to 5.00% per annum of the Series C liquidation preference per Series C Preferred Share from the dividend payment date immediately preceding issuance, and can be paid either in cash, or, at the Company’s option, through the issuance of additional common shares; 2) Voting Rights: Each holder of Series C Preferred Shares is entitled, from the date of issuance of the Series C Preferred Shares, to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible (notwithstanding the requirement that the Series C Preferred Shares are convertible only after six months following the Original Issuance Date), multiplied by 10. The holders of Series C Preferred Shares shall vote together as one class with the holders of Common Shares on all matters submitted to a vote of the Company’s shareholders (with certain exceptions); 3) Conversion Rights: The Series C Preferred Shares are convertible into common shares (i) at the option of the holder: in whole or in part, at any time on or after the date that is the date immediately following the six-month anniversary of the Original Issuance Date at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including the date of conversion, divided by an initial conversion price of $0.50, subject to adjustment from time to time, or (ii) mandatorily: on any date within the Series C Conversion Period,  being any time on or after the date that is the date immediately following the six-month anniversary of October 17, 2022 (or “the Original Issuance Date”), on which less than 25% of the authorized number of Series C Preferred Shares are outstanding and the volume-weighted average price of the common shares for the 10 trading days preceding such date exceeds 130% of the conversion price in effect on such date, the Company may elect that all, or a portion of the outstanding Series C Preferred Shares shall mandatorily convert into common shares at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including such date, divided by the conversion price.  The conversion price is subject to adjustment for any stock splits, reverse stock splits or stock dividends, and shall also be adjusted to the lowest price of issuance of common stock by the Company for any registered offering following the Original Issuance Date, provided that such adjusted conversion price shall not be less than $0.50 (this conversion price adjustment clause is further analyzed later); 4) Liquidation: Each Series C Preferred Share has a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series C Preferred Shares are not subject to mandatory redemption, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, in whole or in part, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. The Company shall effect any such redemption by paying a) cash or, b) at the Company’s election, and provided on the date of the redemption notice less than 25% of the authorized number of Series C are outstanding, shares of common stock valued at the volume-weighted average price of common stock for the last 10 trading days prior to the redemption date. Also, upon the occurrence of a liquidation event, holders of Series C Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series C Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: The Series C Preferred Shares rank senior to common shares, and on a parity with the Series B Preferred Stock, with respect to dividend distributions and distributions upon any liquidation.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

During the six months ended June 30, 2024, a number of 4,460 Series C preferred shares were converted to 82,482 common shares.

For the six months ended June 30, 2025 and 2024, declared and paid dividends on Series B preferred shares amounted to $26 and $26 (or $0.50 per each Series B preferred share), respectively. As of June 30, 2025 and December 31, 2024, accrued and not paid dividends on the Series B preferred shares amounted to $2 and $2, respectively.

For the six months ended June 30, 2025 and 2024, declared and paid dividends on the Series C preferred shares amounted to $889 and $889 (or $0.625 per each Series C preferred share), respectively, out of which $822 and $822,respectively, were paid to Mango (Note 4). As of June 30, 2025 and December 31, 2024, accrued and not paid dividends on the Series C preferred shares, amounted to $79 and $84, respectively.

(b) Class A, July, August 2022 Warrants: On June 1, 2022, the Company completed its underwritten public offering of 508,000 units at a price of $15.75 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant (the “June 2022 Warrants”) to purchase one common share and was immediately separated upon issuance. Each Class A warrant was immediately exercisable for one common share at an exercise price of $15.75 per share and has a maturity of five years from issuance and can be either physically settled or through the means of a cashless exercise. The Company may at any time during the term of its warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in each warrants’ agreements. The Class A warrants and the pre-funded warrants do not have any voting, dividend or participation rights, nor do they have any liquidation preferences. The offering closed on June 1, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of $7,126 including the partial exercise of the over-allotment option by the underwriters of 59,366 Class A Warrants to purchase up to 59,366 common shares at $0.01 per share.

Furthermore, on July 18, 2022, the Company completed a direct offering of 1,133,333 common shares and warrants to purchase up to 1,133,333 common shares (the “July 2022 Warrants”) at a concurrent private placement. The combined effective purchase price for one common share and one warrant to purchase one common share was $5.25. Each warrant is immediately exercisable for one common share at an initial exercise price of $5.25 per share and will expire in five and a half years from issuance.  The July 2022 Warrants have similar terms to the June Warrants, with the only significant difference being the existence of an exercise price adjustment clause, which was assessed by the Company as a down-round feature. On March 1, 2023, their exercise price was reduced to their floor price of $1.65.

Finally, on August 12, 2022, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase 2,222,222 of its common shares and warrants to purchase 2,222,222 common shares (the “August 2022 Warrants”) at a price of $6.75 per common share and accompanying warrant in a registered direct offering. The August Warrants are immediately exercisable, expire five years from the date of issuance, and had an initial exercise price of $6.75 per common share. The August 2022 Warrants have similar terms to the July 2022 Warrants, including the exercise price adjustment clause that constitutes a down-round feature. On March 1, 2023, their exercise price was reduced to their floor price of $1.65.

As of June 30, 2024, December 31, 2024 and June 30, 2025, there were 567,366 outstanding June 2022 warrants, 1,033,333 outstanding July 2022 warrants, and 2,122,222 outstanding August 2022 warrants.

(c) Series A and Series B Warrants: On March 3, 2023, the Company completed a registered direct offering of (i) 5,556,000 of its common shares, $0.01 par value per share, (ii) Series A warrants to purchase up to 3,611,400 common shares and (iii) Series B warrants to purchase up to 4,167,000 common shares directly to several institutional investors. Each Series A warrant and each Series B warrant are immediately exercisable upon issuance for one common share at an exercise price of $2.25 per share and expire five years after the issuance date. Both Series A and Series B warrants have similar terms with the Class A Warrants, with the only significant difference being the “alternative cashless exercise feature” included in the Series A warrants, whose provisions were met on March 7, 2023.  During 2023, the Company received notices of alternative cashless exercises for 3,597,100 Series A warrants for equal amount of common shares and marked the warrants to their fair value at the settlement date and then settling the warrant liability.

The outstanding Series A warrants were 14,300 as June 30, 2024, December 31, 2024 and June 30, 2025. The value of the outstanding Series A warrants as of June 30, 2025 and December 31, 2024, were $25 and $27, respectively (Note 11), and are reflected in “Fair value of warrant’s liability” in the accompanying consolidated balance sheets.

During the six months ended June 30, 2024, 70,000 Series B warrants were exercised, and the Company received proceeds of $157. The outstanding Series B warrants were 4,097,000 as of June 30, 2024, December 31, 2024 and June 30, 2025.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

(d) Compensation Cost on Stock Option Awards and on Restricted Common Stock: On January 1, 2021, the Company granted its Chief Financial Officer stock options to purchase 8,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors, and have a term of five years. The exercise prices of the options are as follows: 2,000 shares for an exercise price of $150.00 per share, 1,667 shares for an exercise price of $187.50 per share, 1,333 shares for an exercise price of $225.00 per share, 1,000 shares for an exercise price of $300.00 per share, 1,000 shares for an exercise price of $375.00 per share, and 1,000 shares for an exercise price of $450.00 per share. Until June 30, 2025, 8,000 options were outstanding. As at June 30, 2025 and  December 31, 2024, 31,441 restricted common shares remained reserved for issuance under the Company’s Equity incentive Plan.

10.	Earnings per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. For the six months ended June 30, 2025 and 2024, the Company declared and paid aggregate dividends to its Series B and Series C preferred stockholders amounting to $915 and $917, respectively. The dilutive effect of share-based compensation arrangements and for unexercised warrants that are in-the money, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period, while the dilutive effect of convertible securities is computed using the “if converted” method. In particular, for the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the “if-converted” method.

The computation of diluted earnings per share for the six months ended June 30, 2024 reflects: i) the potential dilution from conversion of outstanding preferred convertible Series C stock (as conversion from Series B preferred stock to Series C preferred stock was not applicable anymore) calculated with the “if converted” method and resulted in 26,294,663 shares, and ii) the potential dilution from the exercise of the July and August warrants and the Series A warrants (either exercised during the period end, or outstanding) using the treasury stock method which resulted in 637,589 shares, and the deduction of $10, related to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders. For the six months ended June 30, 2025, the computation of diluted earnings per share reflects: i) the potential dilution from conversion of outstanding preferred convertible Series C stock (as conversion from Series B preferred stock to Series C preferred stock was not applicable anymore) calculated with the “if converted” method and resulted in 26,221,126 shares, and ii) the potential dilution from the exercise of the outstanding Series A warrants using the treasury stock method which resulted in 14,300 shares, and the deduction of $2 relating to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders.

For the six-months ended June 30, 2025 and 2024, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are all outstanding warrants considered to be out of the money (Class A Warrants, July 2022 Warrants, August 2022 Warrants, and Series B Warrants), and the non-exercised stock options calculated with the treasury stock method.

The following table sets forth the computation for basic and diluted earnings per share:

	2025		2024
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income	$38,501	$38,501	$21,616	$21,616
less dividends on preferred stock	(915)	(26)	(917)	-
less changes in value of warrants’ liability	-	(2)	-	(10)
Net income attributable to common stockholders	37,586	38,473	20,699	21,606

Weighted average number of common shares, basic	12,432,158	12,432,158	12,297,945	12,297,945
Effect of dilutive shares	-	26,235,426	-	26,917,952
Weighted average number of common shares, diluted	12,432,158	38,667,584	12,297,945	39,215,897

Earnings per common share	$3.02	$1.00	$1.68	$0.55

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
11.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of the Series A warrants liability is measured at each reporting period end and at each settlement date ($25 as of June 30, 2025 and $27 as of December 31, 2024). The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations.

12.	Subsequent Events

(a)
Placement of $100,000 Bond Offering: On July 2, 2025, the Company announced that it has successfully placed $100,000 of bonds in the Nordic bond market. An application will be made for the bonds to be listed on the Oslo Stock Exchange. The new bonds are due to mature in July 2029 and will pay a fixed coupon of 9.875% per annum, payable semi-annually in arrears and were priced at 97% of par. The bonds are secured in part by first priority mortgages over the Company’s two oldest tanker vessels, the “P. Monterey” and the “P. Sophia”. The offering closed on July 17, 2025, and the Company received net proceeds of $94,748, which shall be used for tanker acquisitions or bond repurchases. In case any collateral vessel is sold (including the “P. Sophia” for which a potential sale agreement was signed in April 2025 (Note 6)), then the Company, at its discretion, can either keep the sale proceeds in a re-investment account within contractually specified period of time, for the sole purpose of buying additional tanker vessels on which security will be granted, or to repay with the sale proceeds similar part of the bond. The bond agreement also includes customary informational and financial covenants and requires a minimum cash liquidity at all times during the bond period. The Company is permitted to make dividend distributions, provided that no events of default exist, and up to a certain percentage of the Company’s net profits.

(b)
Alpha Bank Loan Refinance: On July 23, 2025, the Company, through its subsidiaries Garu Shipping Company Inc. and Arbar Shipping Company Inc., signed a new loan agreement with Alpha Bank for an aggregate amount of $29,750, with the purpose of refinancing their existing indebtedness with the lenders (Note 7). The new loan agreement extends the maturity of the loan to five years from drawing, reduces the applicable margin to 1.90% and includes financial and informational covenants similar to the two previously existing loan agreements with Alpha Bank. On July 24, 2025, the Company drew down in full the amount of $29,750 and repaid an equal amount in respect of the indebtedness of the old loan agreements with Alpha Bank, which were consequently terminated.

(c)
Delivery of Newbuilding Vessel to the Company and Effectiveness of Sale and Lease-Back Agreement: On July 29, 2025, the Company took delivery of its newbuilding vessel Hull 1515, which was renamed “P. Massport”, and paid the last installment to the shipyard, along with extra costs, amounting to $35,036. On the same time, as part of a previously signed sale and lease back agreement with an unaffiliated Japanese third party, the Company delivered the vessel to the new buyers collecting the financing amount of $44,250 and chartered back the vessel for eight years on a bareboat basis. The Company has continuous options to repurchase the vessel at predetermined rates following the second anniversary of the bareboat charter, and in case the Company does not exercise its call option by the end of the eighth year, then the owners can exercise their put option according to which the Company will be obliged to purchase the vessel.